Exhibit 99.1

Collective Mining Drills 442.35 Metres at 2.16 g/t Gold Equivalent Commencing from Surface at Apollo

•	High-grade gold, copper, silver and tungsten assay results have been received for a further five holes from its ongoing drilling program designed to outline and expand the near surface zone of mineralization at the Apollo system with highlighted results as follows:
•	442.35 metres @ 2.16 g/t gold equivalent (1.18 g/t gold, 43 g/t silver, 0.21% copper and 0.05% WO3) from surface (APC-125) including 68.05 metres @ 4.55 g/t gold equivalent. The hole bottomed while still in strong mineralization.
•	325.10 metres @ 2.03 g/t gold equivalent (0.98 g/t gold, 27 g/t silver, 0.47% copper, and 0.03% WO3) from 8 metres below surface (APC-126)

TORONTO, July 21, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for five diamond drill holes designed to better outline and expand the shallow portion of gold-silver-copper-tungsten mineralization at the Apollo system ("Apollo"). Apollo, which begins at surface, is strongly mineralized over 1,200 vertical metres, is open at depth and is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company currently has ten drill rigs operating as part of its fully funded 70,000 metre drill program for 2025 with eight rigs operating at the Guayabales Project and two rigs turning at the San Antonio Project. Drilling at the Guayabales Project is focused on multiple objectives which include defining the shallow mineralization, expanding and identifying new high-grade sub-zones, expanding the high-grade Ramp Zone at depth and testing a series of Apollo look-alike gravity targets which were recently announced (see press release dated June 30, 2025). The first of two deep capacity drill rigs is now operating at site and is extending a previous step-out hole which failed to reach its intended depth when targeting the Ramp Zone. Once completed, this rig will begin drilling a new mother hole for a planned series of directional intercepts into the Ramp Zone. A second deep capacity rig, also designed to expand upon the high-grade Ramp Zone discovery, is expected to arrive at site in Q3, 2025.

Approximately 131,500 metres of diamond drilling has been completed to date at the Guayabales Project, including 92,000 metres at Apollo. There are currently thirty-one drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "Shallow drilling at Apollo continues to exceed expectations as we are expanding the near surface envelope of mineralization and improving upon both the grade and confidence in the model."

"Deep drilling that is targeting the Ramp Zone is now underway with the arrival of our first large capacity rig to site. The deep capacity rig is almost finished extending a previous drilled hole which did not reach its intended depth due to the original rigs capacity. Visual inspection of this hole indicates that Ramp Zone style mineralization is being encountered and if assay results are favorable, the hole would extend the Ramp Zone by approximately 250 meters to the east of all prior drilling. Additionally, we are currently drill testing the ME, Knife and X gravity targets and soon plan to begin drilling at the Apollo South gravity target in hopes of making another major discovery before the end of 2025."

Details (see Table 1 and Figures 1-3)

•	Five drill holes drilled from Pad 22, Pad 23 and Pad 25 intersected high-grade gold, silver, copper and tungsten mineralization from at or near surface with results as follows:
•	442.35 metres @ 2.16 g/t gold equivalent from surface (APC-125) and bottoming in high-grade mineralization including:
•	68.05 metres @ 4.55 g/t gold equivalent from 3.10 metres
•	61.40 metres @ 3.46 g/t gold equivalent from 279.30 metres
•	The intercept in hole APC-125 extended the mineralization to surface and improved the grade in this location within the Company's internal block model.
•	325.10 metres @ 2.03 g/t gold equivalent from 8.0 metres downhole (APC-126) including:
•	40.55 metres @ 3.21 g/t gold equivalent from 15.50 metres
•	72.15 metres @ 3.15 g/t gold equivalent from 99.65 metres
•	99.75 metres @ 2.09 g/t gold equivalent from 20.95 metres downhole including 22.45 metres @ 5.17 g/t gold equivalent (APC-124 drilled to the north from Pad 23).
•	95.85 metres @ 2.66 g/t gold equivalent from 30.80 metres downhole including 29.15 metres @ 3.99 g/t gold equivalent (APC-129 drilled to the northeast from Pad 25).
•	221.10 metres @ 1.33 g/t gold equivalent from 7.55 metres downhole including 20.25 metres @ 2.95 g/t gold equivalent from 31.90 metres downhole (APC-131 drilled to the north from Pad 25).
•	Seventy percent of the drill program targeting the shallowest portion of Apollo has now been completed, with assays still pending for five holes and additional holes being drilled. To date, drill intercepts from the shallow program have expanded the volume of the shallow mineralized area by approximately 5 percent. Once the shallow drilling program has been completed, the average drill hole spacing will be 35 metres from surface to a vertical depth of 150 metres.

Table 1: Assays Results for Drill Holes APC-124, APC-125, APC-126, APC-129 and APC-131

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	WO3%	AuEq g/t*
APC-124	20.95	120.70	99.75	1.30	16	0.27	0.07	2.09
Incl.	20.95	43.40	22.45	4.36	18	0.35	0.07	5.17
APC-125	0.00	442.35	442.35	1.18	43	0.21	0.05	2.16
Incl.	3.10	71.15	68.05	3.06	29	0.17	0.28	4.55
& Incl.	279.30	340.70	61.40	1.94	85	0.36	0.00	3.46
APC-126	8.00	333.10	325.10	0.98	27	0.47	0.03	2.03
Incl.	15.50	56.05	40.55	2.19	17	0.33	0.12	3.21
& Incl.	99.65	171.80	72.15	0.72	62	1.20	0.01	3.15
& Incl.	217.00	243.60	26.60	2.62	10	0.21	0.04	3.07
APC-129	30.80	126.65	95.85	0.76	55	0.52	0.15	2.66
Incl.	35.80	64.95	29.15	1.89	32	0.35	0.36	3.99
APC-131	7.55	228.65	221.10	0.71	14	0.28	0.02	1.33
Incl.	31.90	52.15	20.25	2.70	5	0.10	0.04	2.95
& Incl.	75.55	94.95	19.40	1.69	6	0.14	0.07	2.16
& Incl.	144.15	228.65	84.50	0.67	31	0.60	0.01	1.88

AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (WO3 (%) x 4.84 x 0.72) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and WO3 - US$15.51/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are between 60%-100% of the total length and grades are uncut

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Drill Core Tray Photo Highlighting High-Grade Mineralization Encountered Close to Surface in Drill Hole APC-124 (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 21-JUL-25